Exhibit(a)(5)(IX)

Stephen H. Fraser

President and Chief Executive Officer

August 29, 2011

To Our Stockholders:

On August 26, 2011, Horizon Lines, Inc. (NYSE: HRZ) announced that it had signed commitment letters with holders representing more than 99% of the aggregate principal amount of the Company’s 4.25% convertible senior notes due 2012 (the “2012 Convertible Notes”) in connection with a comprehensive refinancing of its entire capital structure that, the Company believes, will address its financial issues and better position the Company going forward. The Company expects to close the various transactions contemplated by the comprehensive recapitalization plan, assuming all of the closing conditions have been satisfied or waived, by September 26, 2011.

Under the recapitalization plan, the holders of the 2012 Convertible Notes have agreed to effectuate a comprehensive $655.0 million financial restructuring package that consists of (i) a $25.0 million bridge loan, which will then be exchanged at closing for a like principal amount of newly issued second-lien secured notes, (ii) the issuance of $225.0 million of first-lien secured notes and of $100.0 million of second-lien secured notes to the holders of the 2012 Convertible Notes and certain other parties, (iii) an exchange offer and consent solicitation consisting of an issuance of $280.0 million of convertible secured notes and $50.0 million of common stock in exchange for $330.0 million of the outstanding 2012 Convertible Notes. In addition, the Company will also enter into a $100.0 million asset-based revolving credit facility with a leading financial institution. Assuming full participation in the exchange offer, holders of the 2012 Convertible Notes will own approximately 62% of the Company’s common stock (and voting power) prior to conversion of the 2012 Convertible Notes and approximately 95% on an as-converted basis following the proposed exchange offer.

The recapitalization plan will eliminate the refinancing risk related to the maturity of the 2012 Convertible Notes and the existing credit facility in 2012, and will provide liquidity to fund continued operations through the new senior secured notes and new asset-based revolving credit facility. At the same time, the recapitalization plan provides for the immediate deleveraging of the balance sheet through a $50.0 million debt-for-equity exchange. The recapitalization plan further provides the potential within the next nine months for additional deleveraging of $100.0 million regardless of stock price performance through the early conversion of the new convertible secured notes to be issued in the exchange offer. After one year, the Company may convert the new convertible secured notes into shares of common stock at the Company’s option at the applicable conversion price plus accrued and unpaid interest, provided that the 30 trading day volume weighted average price of the common stock is at least $0.63 per share. Stockholders are encouraged to read the prospectus regarding the proposed exchange offer because it contains important information.

Horizon Lines ¿ 4064 Colony Road, Suite 200 ¿ Charlotte, NC 28211 ¿ 704-973-7000 ¿ www.horizonlines.com

The New York Stock Exchange’s (“NYSE”) Shareholder Approval Policy generally would require stockholder approval prior to the Company issuing the shares of common stock and the new convertible secured notes in the proposed exchange offer. However, the NYSE’s Shareholder Approval Policy provides an exception in cases (i) where delay involved in securing stockholder approval would seriously jeopardize the financial viability of the listed company and (ii) reliance by the listed company upon this exception is expressly approved by the audit committee of the listed company’s board of directors.

The Company will not be in compliance with certain financial covenants under its existing secured credit facility at the close of its fiscal quarter on September 25, 2011. These defaults, which must be reported within two business days, will constitute an event of default, which would prevent us from borrowing under our existing credit facility and result in the lenders’ ability to accelerate and demand immediate repayment of borrowings outstanding totaling approximately $269.7 million. Based upon our discussions with our lenders to date, including a conversation with the lenders’ counsel on August 19, 2011, our lenders are unwilling to consider a potential waiver of these defaults in light of the current circumstances. The public reporting of an event of default under our secured credit facility and the corresponding risk to revenue and general business operations that result therefrom, would likely result in the secured lenders exercising remedies to protect their collateral position and recovery. Any acceleration of the lenders’ indebtedness at the close of Horizon Lines’ fiscal quarter on September 25, 2011, would necessitate the commencement of a bankruptcy proceeding.

The only solution available under the circumstances—and the only solution that will avoid the filing of a bankruptcy proceeding—is the consummation of a recapitalization plan sponsored by the holders of Horizon Lines’ 2012 Convertible Notes. The recapitalization plan, which is the only alternative that provides a recovery to all stakeholders and will result in the complete satisfaction and retirement of the Company’s secured debt, needs to be consummated by September 26, 2011, to avoid the shifting of control to the lenders. Unless the recapitalization can be consummated before the lenders can accelerate and likely push the Company into bankruptcy, the holders of the 2012 Convertible Notes are simply unwilling to provide additional funding, including the $25 million bridge loan. As a result, and in order to be in a position to move forward, the holders of the 2012 Convertible Notes need assurance from the Company that the transaction can in fact be consummated by September 26, 2011. And in light of the fact that the proposed exchange offer must remain open for at least 20 business days under the federal securities laws, it was imperative that we commence the exchange by August 26, 2011. Working backwards 20 business days from the end of our fiscal quarter ending September 25, 2011, the proposed exchange offer had to commence on or before August 26, 2011, to avoid a default under the existing credit facility and the potentially disastrous consequences associated therewith, including the likely filing of a bankruptcy proceeding.

In accordance with the NYSE rule providing for the exception, the Audit Committee of the Board of Directors of Horizon Lines determined that the delay necessary in securing stockholder approval prior to the issuance of the common stock and the new convertible secured notes would seriously jeopardize the financial viability of the Company. The Audit Committee has expressly approved the Company’s decision not to seek such stockholder approval in reliance upon such exception. The NYSE has accepted the Company’s application of the exception.

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Horizon Lines, in reliance on the exception described above, hereby notifies you that it will issue shares of common stock and the new convertible secured notes pursuant to the transactions described above without seeking stockholder approval. The shares of common stock and the new convertible secured notes will be issued when all closing conditions of the exchange offer described above have been satisfied and no earlier than ten days after the date of mailing of this notice to Horizon Lines stockholders.

Very truly yours,

/s/ Stephen H. Fraser
Stephen H. Fraser
President and Chief Executive Officer

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IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER

This notice to stockholders is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any security. An exchange offer will only be made pursuant to exchange offer documents, including a Registration Statement on Form S-4 and a Schedule TO containing a prospectus and a tender offer statement, that are to be made available to the holders of the 2012 Convertible Notes and filed with the Securities and Exchange Commission (“SEC”). Holders of the 2012 Convertible Notes are advised to read the exchange offer documents when they become available, as these documents will contain important information about the exchange offer.

In connection with the exchange offer, the Company has filed with the SEC a Registration Statement on Form S-4, a tender offer statement on Schedule TO and other related documents and materials. Investors are strongly urged to carefully review the registration statement and the accompanying preliminary prospectus, the tender offer statement and the other related documents and materials filed with the SEC, including the final prospectus, when available, as well as any amendments and supplements thereto because they contain important information about the Company, the exchange offer and related transactions and are the sole means by which any offer to exchange or sell, or any solicitation of any such offers, will be made.

Investors may obtain a free copy of the registration statement and the accompanying preliminary prospectus and transmittal materials, as well as other documents filed by the Company with the SEC, at the SEC’s website, www.sec.gov. Prior to the completion of the exchange offer, the registration statement must become effective under the federal securities laws, and after effectiveness, the Company will file with the SEC the final prospectus. Investors are strongly urged to carefully review the final prospectus when it becomes available. Free copies of the Company’s filings with the SEC have been made available on the company’s website, www.horizonlines.com, or may be obtained by making a request to the Company at the following address or telephone number: Investor Relations Department, Horizon Lines, Inc., 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211; telephone (704) 973-7000.

Forward-Looking Statements

This notice to shareholders contains forward-looking statements. The word “will” and similar expressions are intended to identify forward-looking statements. It is important to note that any exchange will be subject to a number of significant conditions, including, among other things, that holders of a specific percentage of the outstanding notes participate in the exchange offer. We cannot provide you with any assurances that such conditions to the exchange offer will be satisfied. In addition, even if an exchange offer is completed, the company’s future results could differ materially from any results projected in such forward-looking statements because of a number of factors. All forward-looking statements involve risk and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. Factors that may cause expected results or anticipated events or circumstances discussed herein to not occur or to differ from expected results include: the ability of the parties to agree on the final terms of

Horizon Lines ¿ 4064 Colony Road, Suite 200 ¿ Charlotte, NC 28211 ¿ 704-973-7000 ¿ www.horizonlines.com the refinancing; our ability to close on the refinancing; our ability to satisfy other conditions of the refinancing, including satisfaction of any remaining diligence requests; the ability of the investors to fund the refinancing; general conditions in the capital markets; general economic conditions; our ability to maintain adequate liquidity to operate our business; volatility in fuel prices and in freight rates; decreases in shipping volumes; our ability to remain Jones Act compliant because of changes in ownership; or our ability to continue as a going concern and the risk factors that are from time to time included in the Company’s reports filed with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 26, 2010, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2011 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2011.

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